                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               September 6, 2000


                             ASM INTERNATIONAL N.V.
                 (Translation of registrant's name into English)


                               JAN VAN EYCKLAAN 10
                                3723 BC BILTHOVEN
                                 THE NETHERLANDS
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F X   Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes ______ No X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.]

Table of Contents:                                                                                        Page

Capitalization .........................................................................................   3

Selected Consolidated Financial Data ...................................................................   4

Consolidated Balance Sheets as of December 31, 1999
         and June 30, 2000 (unaudited) .................................................................   5

Consolidated Statements of Operations for the Quarter and Six-Month Periods
         ended June 30, 1999 and 2000 (unaudited) ......................................................   6

Consolidated Statements of Comprehensive Income for the Quarter and Six-Month
         Periods ended June 30, 1999 and 2000 (unaudited) ..............................................   7

Consolidated Statement of Shareholders' Equity for the Six-Month Period
         ended June 30, 2000 (unaudited) ...............................................................   7

Consolidated Statement of Cash Flows for the Quarter and Six-Month Periods ended
         June 30, 1999 and 2000 (Unaudited) ............................................................   8

Notes to Financials ....................................................................................   9

Management's Discussion and Analysis of Financial Condition and
         Results of Operations .........................................................................  18

Market Risk Disclosure .................................................................................  24

Cautionary Factors .....................................................................................  25

Incorporation by Reference .............................................................................  27

Exhibit List ...........................................................................................  28

Signatures

As used in this report, the terms "we," "us," "our" and "ASM International" mean ASM International N.V. and its subsidiaries, unless the context indicates otherwise.

                                 CAPITALIZATION


The following table shows our cash and cash equivalents and our capitalization as of June 30, 2000 on an actual basis and as adjusted to reflect the US$75 million loan we received of which US$69 million was taken down, after deducting fees and expenses.

                                                                                            JUNE 30, 2000
                                                                                 -----------------------------------------
                                                                                      ACTUAL               AS ADJUSTED
                                                                                    ----------             -----------

                                                                                      (EUROS IN THOUSANDS, EXCEPT
                                                                                        SHARE AND PER SHARE DATA)

Cash and cash equivalents (1)                                                    (euro) 77,085           (euro) 148,162
                                                                                 =============           ==============
Total debt:
     Notes payable to banks............................................          (euro) 12,304            (euro) 12,304
     Current portion of long-term debt.................................                  5,610                   31,683
     Current portion of subordinated debt..............................                  1,361                    1,361
     Long-term debt....................................................                 11,070                   57,422
     Subordinated debt.................................................                      -                      -
            Total debt.................................................                 30,345                  102,770

Stockholders' equity:
   Common shares: Nlg. 0.01 par value; 60,000,000 shares
   authorized 48,758,946 issued and outstanding, actual and
   outstanding, as adjusted (2)........................................                    221                      221
 Additional paid-in capital............................................                253,506                  253,506
      Retained earnings................................................                  3,806                    3,806
      Cumulative other comprehensive (loss) income.....................                 (1,519)                  (1,519)
 Total stockholders equity.............................................                256,014                  256,014
                                                                                --------------           --------------
            Total capitalization.......................................         (euro) 286,359           (euro) 358,784
                                                                                ==============           ==============

(1) Cash and cash equivalents of ASM Pacific Technology, are restricted to use in the operations of ASM Pacific Technology only. At June 30, 2000, such restricted cash and cash equivalents amounted to (euro) 47.8 million (actual) and (euro) 47.8 million (as adjusted)

(2) The actual share number is based on common shares outstanding as of June 30, 2000 but excludes:

      - 1,469,695 common shares issuable upon exercise of outstanding options with a weighted average exercise price of $7.32 per common share; and

      - 200,000 common shares issuable upon exercise of outstanding warrants, with an exercise price of $9.81375 per share.

(3) The net proceeds have been converted into Euros at the noon buying rate in New York City on April 6, 2000 for cable transfers payable in Euros as certified for customs purposes by the Federal Reserve Bank of New York, which was 0.9580 United States dollars per Euro.

                      SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this report. The following data, insofar as they relate to each of the years 1995 through 1999, have been derived from audited consolidated financial statements not included in this report.

                                                                                   YEAR ENDED DECEMBER 31,
                                                                                   -----------------------
                                                          1995                 1996                   1997                 1998
                                                      --------------       --------------         --------------     --------------
                                                                          (Euros in thousands, except per share data) (1)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales.........................................    (euro)304,419        (euro)298,695        (euro)321,582        (euro)288,111
Costs of sales ...................................         (168,102)            (164,833)            (182,259)            (179,326)
                                                        -----------         ------------        -------------          ------------
Gross profit .....................................          136,317              133,862              139,323              108,785
Operating expenses:
  Selling, general and administrative ............          (59,645)             (62,744)             (74,675)             (60,017)
  Research and development, net ..................          (20,357)             (26,137)             (39,000)             (36,277)
  Litigation settlement ..........................               --                   --              (79,669)                  --
                                                        -----------         ------------        -------------          ------------
     Total operating expenses ....................          (80,002)             (88,881)            (193,344)             (96,294)
                                                        -----------         ------------        -------------          ------------
Earnings (loss) from operations ..................           56,315               44,981              (54,021)              12,491
                                                        -----------         ------------        -------------          ------------
Net interest and other financial income
  (expenses) .....................................           (6,242)              (3,236)              (3,239)              (5,350)
Income taxes .....................................           (2,996)              (2,032)              (2,761)                (648)
Minority interest in net earnings of
  subsidiaries ...................................          (13,689)              (8,674)             (10,455)              (6,261)
                                                        -----------         ------------        -------------          ------------
Net earnings (loss) ..............................     (euro)33,388         (euro)31,039        (euro)(70,476)           (euro)232
                                                        ===========         ============        =============          ============
Basic net earnings (loss) per share ..............       (euro)1.06           (euro)0.98          (euro)(2.12)          (euro)0.01
                                                        ===========         ============        =============          ============
Diluted net earnings (loss) per share ............       (euro)0.98           (euro)0.92          (euro)(2.12)          (euro)0.01
                                                        ===========         ============        =============          ============
Basic weighted average number of
  shares .........................................           31,428               31,566               33,232               33,794
Diluted weighted average number of
  shares .........................................           33,966               33,717               33,232               34,743


                                                                                            SIX MONTHS ENDED JUNE 30,
                                                                                            -------------------------
                                                                    1999                   1999                 2000
                                                               --------------         --------------        ---------
                                                                   (Euros in thousands, except per share data) (1)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:                                                                                unaudited             unaudited
Net sales..............................................          (euro)414,495        (euro)149,287        (euro)420,919
Costs of sales ........................................               (244,485)             (90,278)            (237,700)
                                                                  ---------------      ---------------     --------------
Gross profit ..........................................                170,010               59,009              183,219
Operating expenses:
  Selling, general and administrative .................                (83,510)             (34,453)             (68,975)
  Research and development, net .......................                (47,145)             (19,837)             (32,081)
  Litigation settlement ...............................                     --                   --                   --
                                                                  ---------------      ---------------     --------------
     Total operating expenses .........................               (130,655)             (54,290)            (101,056)
                                                                  ---------------      ---------------     --------------
Earnings (loss) from operations .......................                 39,355                4,719               82,163
                                                                  ---------------      ---------------     --------------

Net interest and other financial income
  (expenses) ..........................................                 (8,608)              (5,475)                (562)
Income taxes ..........................................                 (1,274)                (290)             (10,511)
Minority interest in net earnings of
  subsidiaries ........................................                (18,374)              (5,048)             (31,830)
                                                                  ---------------      ---------------     --------------
Net earnings (loss) ...................................           (euro)11,099         (euro)(6,094)        (euro)39,260
                                                                   ==============      ==============      ==============
Basic net earnings (loss) per share ...................             (euro)0.30          (euro)(0.17)          (euro)0.88
                                                                  ===============      ===============     ==============
Diluted net earnings (loss) per share .................             (euro)0.29          (euro)(0.17)          (euro)0.83
                                                                  ===============      ===============     ==============
Basic weighted average number of
  shares ..............................................                 37,301               36,143               44,814
Diluted weighted average number of
  shares ..............................................                 40,664               36,143               47,500



                                                                DEC 31,                                   JUNE 30,       JUNE 30,
                                                                -------                                   --------       --------
                                   1995           1996          1997           1998          1999          1999            2000
                                  -------       -------       -------         -------       -------       -------         -------
                                                              (Euros in thousands)
                                                              --------------------
CONSOLIDATED BALANCE SHEET DATA:                                                                        unaudited       unaudited
Cash and cash equivalents          26,683        26,028        27,446          11,724        14,153         7,190          77,085
Total assets ............         233,911       277,704       328,589         282,950       425,035       324,556         624,735
Total debt ..............          77,569        80,145       167,417         148,756       119,893       144,137          30,345
Total shareholders equity          33,386        80,807        16,019          20,464        65,552        25,938         256,014

(1) The noon buying rate in New York City for cable transfers payable in Euros as certified for customs purposes by the Federal Reserve Bank of New York was 1.0070 per United States dollar on December 31, 1999.


    See "Notes to the Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                           CONSOLIDATED BALANCE SHEETS


-----------------------------------------------------------------------------------------------------------------------------------
(thousands except share data)                                                        In Euro
-----------------------------------------------------------------------------------------------------------------------------------
                                                                December 31,         June 30,
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                                            1999                 2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  (note A)         UNAUDITED

Cash and cash equivalents                                          14,153            77,085
Marketable securities                                               5,709             5,593
Accounts receivable, net                                          149,115           230,316
Inventories, net, (note B)                                        107,280           128,668
Other current assets                                               15,844            20,976
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                              292,101           462,638
Property, plant and equipment, net (note C)                       127,176           152,566
Intangible assets, net (note D)                                     5,758             9,531
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                      425,035           624,735
===================================================================================================================================
Liabilities and Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------

Notes payable to banks (note E)                                    22,667            12,304
Accounts payable                                                  108,922           152,751
Accrued expenses                                                   48,566            59,861
Advance payments from customers                                     4,595            11,469
Income taxes                                                        3,887            13,343
Current portion of long-term debt (note F)                         36,944             5,610
Current portion of subordinated debt (note G)                      52,285             1,361
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                         277,866           256,699

Long-term debt (note F)                                             7,997            11,070
Deferred income taxes                                               3,490             3,637
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                 289,353           271,406

Minority interest in subsidiary                                    70,130            97,315

Shareholders' Equity:

Common shares
 Authorized 60,000,000 shares, par value Nlg .01,
 issued and outstanding 40,107,784 and 48,758,946 shares              182               221
Financing preferred shares, issued none                                --                --
Preferred shares, issued none                                          --                --
Capital in excess of par value                                    103,443           253,506
Retained (deficit) earnings                                       (35,454)            3,806
Accumulated other comprehensive loss                               (2,619)           (1,519)
-----------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                         65,552           256,014
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                        425,035           624,735
===================================================================================================================================



    See "Notes to the Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS


-----------------------------------------------------------------------------------------------------------------------------------
(thousands, except per share data)                                                                        In Euro
-----------------------------------------------------------------------------------------------------------------------------------
                                                 Three months ended                  Six months ended
                                                     June 30,                             June 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                                      1999             2000               1999              2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                 UNAUDITED        UNAUDITED          UNAUDITED         UNAUDITED
Net sales                                            96,550           255,387           149,287           420,919
Cost of sales                                       (56,458)         (143,503)          (90,278)         (237,700)
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                         40,092           111,884            59,009           183,219

Operating expenses:
Selling, general and administrative costs           (15,156)          (39,942)          (34,453)          (68,975)
Research and development                            (10,931)          (18,215)          (19,837)          (32,081)
-----------------------------------------------------------------------------------------------------------------------------------
   Total operating expenses                         (26,087)          (58,157)          (54,290)         (101,056)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from operations                             14,005            53,727             4,719            82,163
Net interest and other financial (expenses)
   income                                            (2,912)              471            (5,475)             (562)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and
   minority interest in net earnings of
   subsidiary                                        11,093            54,198              (756)           81,601
Income taxes                                           (456)           (6,549)             (290)          (10,511)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before minority interest in
  net earnings of subsidiary                         10,637            47,649            (1,046)           71,090
Minority interest in net earnings of
   subsidiary                                        (5,012)          (20,661)           (5,048)          (31,830)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                   5,625            26,988            (6,094)           39,260
===================================================================================================================================
Net earnings (loss) per share:
   Basic                                               0.15              0.56             (0.17)             0.88
   Diluted (1)                                         0.14              0.54             (0.17)             0.83
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares (note K)
   Basic                                             36,208            48,238            36,143            44,814
   Diluted (1)                                       41,790            49,763            36,143            47,500
-----------------------------------------------------------------------------------------------------------------------------------

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually (see note
         K).


    See "Notes to the Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


-------------------------------------------------------------------------------------------------------------------
(thousands, except per share data)                                                         In Euro
-------------------------------------------------------------------------------------------------------------------
                                           THREE MONTHS ENDED              SIX MONTHS ENDED
                                                JUNE 30,                       JUNE 30,
-------------------------------------------------------------------------------------------------------------------
                                                1999             2000          1999           2000
-------------------------------------------------------------------------------------------------------------------
                                           UNAUDITED        UNAUDITED     UNAUDITED      UNAUDITED
Net earnings (loss)                            5,625         26,988         (6,094)        39,260
Other comprehensive income:
Exchange rate changes for the period           2,125          1,031          4,622          1,100
-------------------------------------------------------------------------------------------------------------------

Total other comprehensive income               2,125          1,031          4,622          1,100

-------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                    7,750         28,019         (1,472)        40,360
-------------------------------------------------------------------------------------------------------------------



                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
 (thousands, except for number of common  shares)                                                                      In Euro
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Accumulated         Total
                                       Number of                      Capital in      Retained       other com-         Share-
                                        common          Common         excess of       earnings      prehensive        holders'
                                        shares          shares         par value      (deficit)       income (loss)     Equity
------------------------------------------------------------------------------------------------------------------------------------
                                     UNAUDITED       UNAUDITED        UNAUDITED      UNAUDITED       UNAUDITED       UNAUDITED
Balance December 31, 1999             40,107,784           182         103,443         (35,454)         (2,619)          65,552

Issuance of common shares:
  For stock options                      863,205             4           2,999              --              --            2,999
  Exercise of warrants                 3,537,957            16          27,514              --              --           27,530
  Public offering                      4,250,000            19         119,554              --              --          119,573
Net earnings                                  --            --              --          39,260              --           39,260
Exchange rate changes for the
  period                                      --            --              --              --           1,100            1,100
-----------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 2000                 48,758,946           221         253,506           3,806          (1,519)         256,014
-----------------------------------------------------------------------------------------------------------------------------------


    See "Notes to the Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------------
(thousands)                                                          In Euro                       In Euro
-----------------------------------------------------------------------------------------------------------------------------------
                                                          Three months ended              Six months ended
                                                               June 30,                       June 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                                    1999              2000             1999              2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                 UNAUDITED         UNAUDITED       UNAUDITED          UNAUDITED
Cash flows from operating activities:
   Net (loss) earnings                               5,625            26,988           (6,094)           39,260
   Depreciation and amortization                     6,763             9,598           12,252            16,831
   Deferred income taxes                               142               418              475               147
   Minority interest in net earnings of
     subsidiary                                      5,012            20,661            5,048            31,830
   Changes in other assets and liabilities         (15,498)          (25,005)         (13,248)          (36,267)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating
     activities                                      2,044            32,660           (1,567)           51,801
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Net capital expenditures                         (3,247)          (23,575)          (4,897)          (37,185)
   Acquisitions                                         --            (4,601)              --            (4,601)
   Proceeds from sale of marketable
     securities                                      1,854                --            1,854                --
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities               (1,393)          (28,176)          (3,043)          (41,786)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of shares                     14           119,869               14           126,547
   Repayment of long-term debt and
     subordinated debt                              (3,932)          (59,925)          (5,601)          (62,754)
   Other financing activities                       (5,961)          (20,799)          (1,306)          (14,021)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing
     activities                                     (9,879)           39,145           (6,893)           49,772
Exchange rate effects                                2,915               257            6,968             3,145
-----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash
     equivalents                                    (6,313)           43,886           (4,535)           62,932
-----------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow
     information
Cash paid during the period for:
   Interest                                          2,820               822            5,709             3,172
   Income taxes                                       (201)           (1,027)            (591)             (908)
-----------------------------------------------------------------------------------------------------------------------------------
Non cash financing activities:
   Exercise of warrants and subsequent
     conversion of subordinated notes into
     common shares                                      --                --            6,737            23,555
-----------------------------------------------------------------------------------------------------------------------------------


    See "Notes to the Unaudited Consolidated Interim Financial Statements."

                             ASM INTERNATIONAL N.V.

        NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(amounts in thousands of Euros, except per share and other data, unless otherwise stated)

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ASM International N.V. ("ASMI"or "the Company") is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, Southeast Asia and Japan.

    The accompanying condensed financial statements (hereinafter referred to as the "Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The results of operations for the three months ended June 30, 2000 and six months ended June 30, 2000 may not necessarily be indicative of the operating results that may be incurred for the entire fiscal year.

    The December 31, 1999 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Financial Statements should be read in conjunction with the consolidated balance sheets of ASM International N.V. as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1999.

    New Accounting Pronouncements - In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. In June 2000, the SEC issued SAB 101B, "Second Amendment:
Revenue Recognition in Financial Statements." SAB 101B delays the implementation of SAB101 until no later than the fourth quarter of the fiscal years beginning after December 15, 1999. The Company is currently assessing the impact of the statements on its financial position, results of operations and cash flows.

NOTE B: INVENTORIES

                                   Dec. 31, 1999              June 30, 2000
                                   -------------              -------------
Components and raw materials          41,052                     54,975
Work in process                       50,612                     54,960
Finished goods                        15,616                     18,733
--------------------------------------------------------------------------------
Inventories                          107,280                    128,668
--------------------------------------------------------------------------------


NOTE C: PROPERTY, PLANT & EQUIPMENT

                                                   Total
                                                   -----

At cost:
    Balance January 1, 2000                      276,119
    Capital expenditure                           39,061
    Retirements and sales                         (7,352)
    Translation effect                             8,395
-------------------------------------------------------------------------------
Balance June 30, 2000                            316,225
-------------------------------------------------------------------------------

Accumulated depreciation:
    Balance January 1, 2000                      148,943
    Depreciation                                  15,143
    Retirements and sales                         (5,255)
    Translation effect                             4,828
-------------------------------------------------------------------------------
Balance June 30, 2000                            163,659
-------------------------------------------------------------------------------

Property, plant & equipment, net:
    January 1, 2000                              127,176
    June 30, 2000                                152,566

Useful lives in years:
    Buildings and improvements                  25 years
    Machinery and equipment                     2-10 years
    Furniture and fixtures                      2-10 years


NOTE D: INTANGIBLE ASSETS

Goodwill at cost January 1, 2000                               6,202
Acquired                                                       4,231
Translation effect                                               (23)
--------------------------------------------------------------------------------
Balance  June 30, 2000                                        10,410
--------------------------------------------------------------------------------

Accumulated amortization goodwill at January 1, 2000             444
Amortization                                                     435
--------------------------------------------------------------------------------
Balance June 30, 2000                                            879
--------------------------------------------------------------------------------
Goodwill, net
       January 1, 2000                                         5,758
       June 30, 2000                                           9,531

    Following the issuance of common shares under the ASM Pacific Technology Ltd. Employee Incentive Scheme in March 2000, the Company's shareholding in ASM Pacific Technology Ltd. ("ASMPT") dropped slightly below 50%. In various transactions in April and June, the Company acquired 0.3% of the outstanding common shares of ASMPT, thereby restoring its total share holding in that company to over 50%. Throughout this entire period, the Company maintained control over ASMPT. The amortization period for the acquired goodwill is 10 years.


NOTE E: NOTES PAYABLE TO BANKS

                              Dec. 31, 1999      June 30, 2000
                              -------------      -------------

The Netherlands               12,223                   --
Japan                         10,274               12,218
Hong Kong                        170                   86
--------------------------------------------------------------------------------
                              22,667               12,304
--------------------------------------------------------------------------------

NOTE F: LONG-TERM DEBT

                                                           Dec. 31, 1999           June 30, 2000
                                                           -------------           -------------
Term Loans:
       The Netherlands, 5.16-6.75%, due 2000                      24,958                   --
       Japan, 3.3%, due 2005 - 2006                                  800                3,736
       Hong Kong, 7.3-7.5%, due 2000                              10,975                4,191
       Finland, 1.0-3.0%, due 2004 - 2005                          2,545                3,386

Mortgage loans:
       The Netherlands, 5.35-6.75%, due 2007 - 2026                2,121                1,997
       Japan, 2.625%, due 2005 - 2006                              3,232                3,027

Lease commitments, 5.75-9.23%, due 2002                              310                  343
====================================================================================================================================
                                                                  44,941               16,680
Current portion                                                   36,944                5,610
====================================================================================================================================
                                                                   7,997               11,070
---------------------------------------------------------------------------------------------

         The long-term facilities offered by the Japanese banks to ASM Japan are collateralized by the real estate and other assets of ASM Japan, with guarantees provided by the Company. In Hong Kong, ASMPT's term loan is collateralized by the machinery it covers. ASMPT is precluded to provide loans and advances other than trade receivables in the normal course of business, to other ASM units under the rules of the Stock Exchange of Hong Kong. There are no guarantees from ASMPT to secure indebtedness of the Company; nor does the Company provide guarantees for the borrowings of ASMPT. In the U.S.A., the long-term obligations relate to lease commitments on property, equipment and machines.


NOTE G: SUBORDINATED DEBT

                                                           Dec. 31, 1999        June 30, 2000
                                                           -------------        -------------
Current:
       Subordinated loans:
            De Nationale Investeringsbank N.V ("NIB")                2,042          1,361
            Related party                                            1,361             --
            Applied Materials Inc.                                  33,744             --
       6% zero-coupon debentures                                    15,138             --
==============================================================================================
                                                                    52,285          1,361
-----------------------------------------------------------------------------------------

    The subordinated loan from NIB carries interest at 8.25%. Repayments on the outstanding balance of NLG 3.0 million ((euro) 1.4 million) will be in equal bi-annual installments of NLG 1.5 million ending December 31, 2000.

    On October 1, 1999, the Company issued US$20 million, five-year, zero-coupon debentures. The debentures were discounted at 6% annual interest; the Company received net proceeds of US$14.9 million. As part of the debenture agreement, the investors received 2,037,957 non-detachable warrants and 200,000 supplemental warrants on common shares of the Company with an exercise price of US$9.81 per share, a premium to market at the date of issuance of 20%. In February 2000, the Company called the exercise of the 2,037,957 warrants and cancelled the debentures in partial payment of the exercise price of the warrants. The remaining portion of the exercise price of the warrants was fulfilled by the investors contributing US$4.8 million in cash.

    In March 2000, Applied Materials exercised 1,500,000 warrants to purchase commons shares in ASM. The proceeds of the warrants were used to reduce the outstanding balance of the subordinated loan. The remaining balance was repaid on April 12, 2000 (see note J).


NOTE H: RESTRUCTURING

    During the first quarter of 1999, the Company decided to close its manufacturing activities for wafer processing equipment in the United States and in combination therewith to outsource to third parties the manufacturing of substantially all parts previously manufactured in-house. Concurrently, the United States assembly and test activities were combined with those in Europe. This resulted in a reduction in the Company's number of employees in the United States by approximately 75 and in the vacation of certain facilities. Approximately 50 new positions were created in Europe. The Company incurred a one-time restructuring charge, covering employee terminations, write-offs and occupancy costs of (euro) 3.9 million associated with these decisions.

    In the first half of 2000, the global demand for wafer processing equipment and, as a consequence, the assembly and final testing of such equipment, increased sharply when compared to the same period in 1999. The Company's European facilities and the Company's third party subcontractors had difficulty in coping with the much higher volumes. Consequently, the Company decided to partially reverse its earlier decision and reopened facilities that were vacated under the 1999 restructuring program. The Company is in the process of hiring staff in the United States to do final assembly and testing.

    As a consequence, part ((euro) 1.6 million) of the restructuring provision balance as of June 30, 2000 ((euro) 2.4 million) was taken into the Consolidated Statement of Operations for the three months and the six months ended June 30, 2000. The remaining balance of (euro) 0.8 million relates primarily to asset write-offs.

NOTE I: DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION

    The Company organizes its activities in two operating segments, Front-End and Back-End.

    The Front-End segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

    The Back-End segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds as of July 6, 2000 a majority of 54.9% interest. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore and the People's Republic of China.

                                                                  Front-End              Back-End                Total

                                                                  Six months ended June 30, 1999
-----------------------------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers                                65,612                  83,675                 149,287
(Loss) earnings from operations                                    (6,648)                 11,367                   4,719
Net interest and other financial expense                           (4,496)                   (979)                 (5,475)
Income tax                                                            (48)                   (242)                   (290)
Minority interest                                                       0                  (5,048)                 (5,048)
Net (loss) earnings                                               (11,192)                  5,098                  (6,094)
Capital expenditures                                                1,827                   3,095                   4,922
Total assets                                                      124,291                 200,265                 324,556
Current portion of long term debt and subordinated
   debt                                                            11,816                  12,031                  23,847
Long-term debt and subordinated debt                               82,976                      --                  82,976

                                                                 Six months ended June 30, 2000
-----------------------------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers                               157,022                 263,897                 420,919
Earnings from operations                                           13,457                  68,706                  82,163
Net interest and other financial (expense) income                  (2,888)                  2,326                    (562)
Income tax                                                         (4,513)                 (5,998)                (10,511)
Minority interest                                                       0                 (31,830)                (31,830)
Net earnings                                                        6,056                  33,204                  39,260
Capital expenditures                                                9,437                  29,624                  39,061
Total assets                                                      275,236                 349,499                 624,735
Current portion of long-term debt and subordinated
   debt                                                             2,780                   4,191                   6,971
Long-term debt                                                     11,070                      --                  11,070


NOTE J: MATERIAL CONTINGENCIES

         Effective October 31, 1997, the Company, Advanced Semiconductor Materials America, Inc. and Epsilon Technology, Inc. (collectively 'ASM') and Applied Materials, Inc. ('Applied Materials') signed an agreement that resolved all outstanding legal disputes with Applied Materials and dismissed with prejudice all pending litigation between the companies.

    The settlement required the Company to pay Applied Materials US$80 million in the form of a convertible note due November 2, 1998 against which the Company paid US$15 million in November 1997.

    Effective December 16, 1998, following the restructuring of the convertible note, ASM and

Applied Materials entered into an amended settlement agreement, the terms of which are not materially different from the agreement dated October 31, 1997. The changes included the conversion of ASM's covenants not to sue into licenses and an increase in certain TEOS related royalties.

    The settlement agreement provides a cross license between the parties of the patents in suit and certain other CVD and TEOS patents and requires ASM to pay an ongoing royalty on certain semiconductor equipment for epitaxial and plasma TEOS technologies. The settlement also provides covenants not to sue for patent infringement for periods up to five years from the date of the settlement for certain semiconductor systems and applications that are essentially unchanged from those commercially available on July 1, 1997. If at the end of a covenant period the product or application is no longer infringing, Applied Materials cannot recover more than a reasonable royalty from the Company retroactive to October 31, 1997. Applied Materials may not recover damages for such products that were sold prior to October 31, 1997.

    ASM and Applied Materials also represented and warranted that as of October 31, 1997, neither party was aware of any infringement of its patents by the other party except for the patents that were asserted in the lawsuits that were resolved by the settlement. The original settlement agreement was filed with the United States Securities Exchange Commission on a 6-K/A on November 18, 1997. The amended settlement agreement was filed on a 6-K/A on February 11, 1999.

    In March, 2000, Applied Materials exercised its warrants to purchase 1,500,000 common shares in ASM. The proceeds of the warrants were used to reduce the outstanding balance of the subordinated note the Company received from Applied Materials, as part of the settlement agreement. On April 12, 2000, the Company paid the outstanding balance of the note.

NOTE K: EARNINGS PER SHARE

    The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended              Six months ended
                                                                      June 30,                        June 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                1999             2000       1999(1)           2000
------------------------------------------------------------------------------------------------------------------------------------
Net earnings used for purpose of
   computing basic earnings per share                          5,625           26,988       (6,094)         39,260

After-tax equivalent of interest expense
   on convertible notes and exercisable
   warrants                                                      376               30             -            372
------------------------------------------------------------------------------------------------------------------------------------
Net earnings used for purposes of
   computing diluted net earnings per
   share                                                       6,001           27,018       (6,094)         39,632
------------------------------------------------------------------------------------------------------------------------------------

Basic weighted average number of shares
   outstanding at the end of period used
   for purpose of computing basic earnings
   per share                                                  36,208           48,238        36,143         44,814

Dilutive effect of stock options                                 750            1,325             -          1,321
Dilutive effect of convertible notes and
   exercisable warrants                                        4,832              200             -          1,365
------------------------------------------------------------------------------------------------------------------------------------
Dilutive weighted average number of
   shares outstanding                                         41,790           49,763        36,143         47,500
------------------------------------------------------------------------------------------------------------------------------------

Net earnings per share:
   Basic                                                        0.15             0.56        (0.17)           0.88
   Diluted                                                      0.14             0.54        (0.17)           0.83
------------------------------------------------------------------------------------------------------------------------------------

(1) 707 stock options and 4,832 stock-equivalents in convertible notes and exercisable warrants were not included in the computation of diluted earnings per share for the six months ended June 30, 1999 as the effect would be anti-dilutive.

NOTE L: SUBSEQUENT EVENTS

    On July 6, 2000, the Company completed the purchase of approximately 4.7% of the outstanding common shares in ASMPT, its subsidiary that operates the Company's Back-End activities and in which it already owned a 50.2% majority interest. As of July 6, 2000, the shareholding in ASMPT amounts to 54.9% of the outstanding common shares.

    On the same date, the Company entered into two financing arrangements. Pursuant to the first such financing arrangement, the Company received a two-year credit facility of US$75 million, carrying a variable interest rate linked to Interbank Offered Rates and secured by a portion of the Company's shareholding in ASMPT; $69 million of this facility was drawn down and the funds were used to purchase the additional shares in ASMPT referred to in the previous paragraph. The facility has a quarterly repayment schedule.

    Pursuant to the second facility, the Company entered into a Structured Equity Line (the "Line") with an investor, who is an affiliate of the bank providing the credit facility. Under the Line, the Company can issue, with intervals of at least five business days between two issuances, common shares to the investor in amounts not exceeding US$10 million and for a total not exceeding US$140 million. The investor has committed to purchase these shares at market price, which is defined as the volume weighted average price of five trading days preceding the date of issuance, minus a discount of 4.5%. The investor is not obligated to purchase shares if the purchase would cause the aggregate number of common shares in the Company owned by the investor, including those purchased during the previous 60 days, to exceed 9.9% of all of the issued and outstanding common shares of the Company. The investor is also under no obligation to purchase newly issued shares under the Line in the event that the effectiveness of the Company's registration statement is withdrawn, certain conditions precedent to the Line are not satisfied or certain covenants are not complied with.

    Under the Line, the investor has certain call rights in the event of a collateral value shortfall under the credit facility. In such case, the investor may require the Company to issue new common shares and apply the proceeds to payment of the outstanding loan under the credit facility, such that the proceeds are sufficient to cure the collateral value shortfall.

         Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion together with the financial statements and other financial information included in this Form 6-K. This Form 6-K contains forward-looking statements that involve risks and uncertainties.

Overview

We are a leader in the design, manufacture and sale of equipment and solutions used to produce semiconductor devices. Our production equipment and solutions are used by both the front-end and back-end segments of the semiconductor market. We were incorporated under the laws of the Netherlands in 1968. Throughout our history, we have conducted business through subsidiaries located worldwide. We established our operations in Hong Kong in 1975, in the United States in 1976, in Japan in 1982, and in Finland in 1999 through the acquisition of Microchemistry Ltd. We completed our initial public offering in the United States in 1981 and secondary public offerings in the United States in 1983 and in the United States and the Netherlands in 2000. Our common shares are listed on the AEX-Stock Exchange in Amsterdam and the Nasdaq National Market in the United States.

We conduct our back-end operations through ASM Pacific Technology, which was our wholly owned subsidiary until 1988 when we completed an initial public offering of 25% of its shares on the Stock Exchange of Hong Kong. We have since sold and purchased shares of ASM Pacific Technology on the open market, and as of July 6, 2000, we owned 54.875% of its outstanding shares. ASM Pacific Technology expanded operations with significant new production facilities in Shenzhen, China in 1989 and Singapore in 1990, and is in the process of completing new plants in China and Malaysia, which we expect will become operational during 2000.

The sales cycle from quotation to shipment for our front-end equipment generally ranges from five to nine months, depending on capacity utilization and the urgency of the order. The acceptance period after installation may be as short as four to five weeks. If customers are unfamiliar with our equipment or are receiving new product models, the acceptance period may take as long as ten weeks. The sales cycle is longer for equipment which is installed at the customer's site for evaluation prior to sale. The typical trial period ranges from six months to one year after installation.

The sales cycle for back-end products typically is shorter than for front-end. Generally, the majority of our back-end equipment is built in standard configurations. We build back-end products that are approximately 85% complete in anticipation of customer orders. Upon receipt of a customer's order and specifications, the remaining 15% of the manufacturing is completed. This allows us to complete the assembly of our equipment in a short period of time. We therefore require between two to six weeks for final manufacturing, testing, crating, and shipment of our back-end equipment. Our back-end customers' acceptance periods generally are shorter than those for front-end equipment are. We provide installation, training and technical support to our customers with local staff in all of our major markets.

We generally recognize revenue from the sale of products at the time of shipment following an acceptance process at our own facilities. We rarely experience equipment returns. We accrue costs for installation and warranty when we recognize corresponding sales. We recognize revenue for services when we perform the services.

Our front-end sales are primarily concentrated in the United States, Europe, Japan and Southeast Asia. During 1999, equipment shipped to destinations in these regions accounted for sales of (euro)52.1 million, (euro)40.5 million,
(euro)42.0 million, and (euro)47.1 million, respectively. Our back-end sales, which approximated (euro)232.8 million, are concentrated in Asia. Our ten largest customers in 1999 accounted for approximately 43% of total sales.

We invested approximately (euro)32.1 million in research and development during the first six months of 2000, compared to (euro)47.1 million for the whole of 1999. As part of our research and development activities, we are engaged in various development programs with customers and institutes that allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. We expense rather than capitalize our research and development expenses. The costs related to prototype and experimental models, which we subsequently sell to customers, are charged to costs of sales.

Our reported research and development expenses are stated after research and development credits, which approximated (euro)1.2 million in the first six months of 2000 and (euro)3.3 million in 1999. Our Netherlands and Singapore operations receive research and development grants and credits from various governmental sources. The research and development grants we received in the Netherlands are contingent and repayable only to the extent we recognize sales of products to which the credit was related. These repayments vary and range from 1.0% to 4.0% of the realized sales, depending on the products sold, up to the amount of the grants plus interest. Our actual and contingent repayments accrue interest at rates ranging from 5.0% to 8.0% per annum. Our contingent liability related to these possible repayments approximated (euro)10.8 million as of June 30, 2000 and (euro)11.9 million as of December 31, 1999.

Effective July 6, 2000, we purchased approximately 4.7% of the outstanding shares of ASM Pacific Technology Ltd., bringing our total shareholding in this company to 54.875%. The purchase price amounted, together with some smaller purchases made in April and June of this year, to approximately (euro)75 million. The purchase was financed from cash resources and from the proceeds of a $69 million two-year collateralized loan. At the same time, we entered into a $140 million structured equity line. See "Subsequent Developments" below.

During the first quarter of 1999, the Company decided to close its manufacturing activities for wafer processing equipment of ASM America in the United States and in combination therewith to outsource to third parties the manufacturing of substantially all parts, previously manufactured in-house. Concurrently, the United States assembly and test activities were combined with those in Europe. This resulted in a reduction of ASM America's number of employees by approximately 75 and in the vacation of certain facilities. The Company incurred a one-time restructuring charge, covering employee terminations, write-offs and occupancy costs of (euro)3.9 million associated with these decisions.

In the first half of 2000, the global demand for wafer processing equipment and, as a consequence, the assembly and final testing of such equipment, increased sharply when compared to the same period in 1999. The Company's European facilities and the Company's third party subcontractors had difficulty in coping with the much higher volumes. Consequently, the Company decided to partially reverse its earlier decision to reduce operations in ASM America and reopened facilities that were vacated under the 1999 restructuring program. The Company is in the process of hiring staff in the United States to do final assembly and testing.

As a consequence, part ((euro)1.6 million) of the restructuring provision balance as of June 30, 2000 ((euro)2.4 million) was taken into the Consolidated Statement of Operations for the three months and the six months ended June 30, 2000. The remaining balance of (euro)0.8 million relates primarily to asset write-offs.

In July 1999 we purchased all of the outstanding shares of ASM Microchemistry (formerly known as Microchemistry), a company located in Finland, for approximately (euro)3.9 million payable in the form of a promissory note convertible at $10.00 per share into our common shares. Prior to our purchase, ASM Microchemistry developed the process to grow or deposit films one layer at a time by means of atomic layer chemical vapor deposition ("ALCVD"), and marketed ALCVD processes to manufacturers of flat panel displays and tape magnetic head products. Following our acquisition, ASM Microchemistry is shifting its focus to manufacturers of semiconductor devices.

In December 1999, we purchased a 24% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment. The technology supplied by NanoPhotonics allows for the integration of high-resolution, ellipsometric thin film metrology directly in a wafer-processing tool. We believe that this investment will enable us to equip our batch and single wafer equipment with integrated thin film metrology.

As of December 31, 1999, we had net operating loss tax carry-forwards of
(euro)275 million which we can apply against earnings reported in the United States and the Netherlands.

Results of Operations

Six Months Ended June 30, 2000 Compared To Six Months Ended June 30, 1999

Net sales. Continuing a trend established in mid 1999, the net sales increased in both the front-end and the back-end segment of the market in both quarters in 2000. Consolidated net sales increased by 182% in the first half of 2000 when compared to the same period in 1999. Front-end sales increased 141% from
(euro)65.6 million in the first half of 1999 to (euro)157.8 million in the first half of 2000. This growth was primarily driven by our Eagle-10 and our epitaxy product lines. Our back-end sales increased by 214% from (euro)83.7 million in the 6 months ending June 30, 1999 to (euro)263.1 million in the six months ending June 30, 2000 and was mainly achieved due to increased sales of bonder equipment.

Gross profit. The trend in rising gross profit margins also continued in 2000. Our consolidated gross profit was 43.5% of net sales in the first six months of 2000, compared to 39.5% of net sales in the same period of 1999. The improvement was achieved primarily by the back-end segment, where the gross profit margin improved from 40.2% of net sales in the six months ending June 30, 1999 to 45.9% of net sales in the six months ending June 30, 2000. The gross profit margin for the front-end segment improved from 38.6% in the first six months of 1999 to 39.6% in the first six months of 2000. The improvement was achieved partially through manufacturing efficiency related to increased volumes and partly through better pricing conditions for our products.

Selling, General and Administrative. We invested in the expansion of our support and our overhead departments in order to handle the increased product and order volumes. Staff levels increased from 2,400 as of December 31, 1999 to approximately 2,900 at the end of June 2000. The consolidated selling, general and administrative expenses increased from (euro)30.6 million in the first half of 1999 (excluding restructuring charges of (euro)3.9 million) to (euro)69.0 million in the first half of 2000, but declined as a percentage of net sales from 20.5% in 1999 to 16.4% in 2000. Front-end and back-end segment selling, general and administrative expenses increased from (euro)16.2 million and
(euro)14.4 million in 1999 to (euro)28.1 million and (euro)40.4 million in 2000.

Research and Development. In front-end, our investments in research and development concentrated on high-k dielectrics, low-k dielectrics, ALCVD and 300mm process applications while in back-end, our concentration was on performance improvements and 10 new or upgraded products have been released or are scheduled to be released in 2000. The consolidated research and development expenses amounted to (euro)32.1 million or 7.6% of net sales in 2000 compared to
(euro)19.8 million or 13.3% of net sales in 1999. Although the absolute investments in research and development increased by 62%, they declined as a percentage of net sales due to the 182% increase in the net sales. Research and development comprised front-end segment costs of (euro)12.0 million in 1999 and
(euro)20.9 million in 2000 and back-end segment costs of (euro)7.8 million in 1999 and (euro)11.2 million in 2000.

Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) decreased from an expense of (euro)5.5 million in the first six months of 1999 to a net expense of (euro)0.6 million in the same period in 2000, due to the repayment of short-term loans with the proceeds of a public offering of common shares we completed in April of 2000 and with the cash flow generated from operations.

Taxes. We paid (euro)10.5 million in taxes during the first half of 2000, compared to (euro)0.3 million in the first half of 1999. As of December 31, 1999, we have (euro)275 million in net operating loss carryforward, which we can apply against future earnings reported in the United States and the Netherlands.

Net Earnings. Our net earnings in the first six months of 2000 were approximately (euro)39.3 million compared to a loss of (euro) 6.1 million in the same period of 1999. Our front-end operation reported net earnings of (euro)6.1 million in 2000 compared to a net loss of (euro)11.2 million in 1999, including the (euro)3.9 million restructuring charge incurred in the 1999 period in connection with moving manufacturing operations from ASM America to ASM Europe. Our portion of our back-end operation's net earnings approximated (euro)33.2 million compared to (euro)5.1 million in the first six months of 1999.

Backlog. Our backlog of orders booked increased from approximately (euro)183.7 million as of December 31, 1999 to approximately (euro)336.4 million as of June 30, 2000, of which a substantial majority is for deliveries in the third and fourth quarters of 2000. Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to the next year. In markets such as Japan, it is common practice for letters of intent to be used in place of firm purchase orders. We sometimes allow customers to cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers' requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number.

Liquidity and Capital Resources

Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and the arrangements governing our current indebtedness, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements.

At June 30, 2000, our principal sources of liquidity consisted of (euro)77.1 million in cash and cash equivalents and (euro)80.9 million in undrawn bank lines. Approximately (euro)42.3 million of the cash and cash equivalents and
(euro)63.2 million of the undrawn bank lines are restricted to use in our back-end operations.

During the first six months of 2000, the net cash in flow from operating activities amounted to (euro)51.8 million, compared to a net outflow of
(euro)1.6 million in the same period in 1999. The improvement was primarily driven by higher earnings. During the first half of 2000, we invested approximately (euro)37.2 million in capital equipment and facilities to increase our manufacturing and assembly capacity. In April 2000, we completed a public offering of common shares, which gave us net proceeds of approximately
(euro)126.5 million. We used (euro)76.8 million of these proceeds for repayment of loans. Following the repayment, the assets securing these loans have been released from their liens. We expect to make investments in 2000 to complete new plants in Malaysia and China and to maintain front-end infrastructure.

The front-end business finances its operations from the cash flows derived from its business activities and from collateralization of fixed and current assets.

Back-end operations are entirely self-financed by ASM Pacific Technology. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end operations.

We support borrowings of our front-end subsidiaries with guarantees. We have also mortgaged our land and buildings to secure our front-end borrowings. We have also pledged substantially all of our shareholding in ASM Pacific Technology. The market value of our investment in ASM Pacific Technology at the end of June 2000 was approximately
(euro)744.5 million, which is substantially higher than the market value at the end of 1999, which was approximately (euro)333.9 million.

Subsequent Developments

Following our sale of new common shares in April 2000, we not only paid down term loans but also our credit lines with our main Dutch bankers. In early July 2000, we acquired 4.7% of the outstanding shares of ASM Pacific Technology Ltd., our back-end subsidiary, for cash. The financing of this acquisition came from our own cash resources and from a $75 million loan facility we received from Canadian Imperial Bank of Commerce ("CIBC") of which we used $69 million. The loan is collateralized with substantially all of our shareholding in ASM Pacific Technology. In order to make these shares available, we canceled the bank facilities with our Dutch bankers, as these facilities were secured by our shareholding in ASM Pacific Technology.

In connection with this $75 million loan facility, we entered into an equity line of credit with Canadian Imperial Holdings, Inc. ("CIHI"), an affiliate of the lender, pursuant to which we have the right to sell up to an aggregate of $140 million of newly issued shares to CIHI from time to time over a two year period. We are entitled, subject to certain restrictions and limitations, to sell up to $10 million in common shares to CIHI as often as every five business days, at a price based on the previous five trading days market value less a 4.5% discount. CIHI, however, is under no obligation to purchase if such a purchase would cause the aggregate number of our common shares owned by CIHI. including those purchased during the previous 60 days, to exceed 9.9% of all of our issued and outstanding common shares. We are not obligated to sell any shares unless there is an uncured collateral value shortfall under the $75 million loan facility. In that case, the lender may require that we issue shares under the equity line and apply the proceeds to repay the loan facility in an amount sufficient to cure the collateral value shortfall. Except in connection with a call on the shares due to such a collateral value shortfall, the use of proceeds of any sale of shares pursuant to the equity line is not restricted, so long as the availability under the line is not less than the outstanding balance under the loan facility.

Pursuant to the equity line, we are required to register with the U.S. Securities and Exchange Commission $140 million of our common shares for offer and sale pursuant to the equity line. The registration statement must remain in effect for the duration of the equity line. CIHI is under no obligation to purchase our newly issued common shares under the equity line if effectiveness of our registration statement is withdrawn, certain conditions precedent to the equity line are not satisfied or certain covenants are not complied with. We must pay to CIHI a monthly fee of 3/4% of the outstanding loan amount if the registration statement is not effective by October 20, 2000, which fee increases to 1% per month if effectiveness is not achieved by December 4, 2000.

We are currently preparing the registration statement for filing. However, we can give no assurance that the registration statement will be declared effective by October 20, 2000. Failure to obtain registration of the newly issued shares may have an adverse affect on our cash flows because of the fees we will be obligated to pay to our lender.

The sale of many newly issued shares of common stock in a short time period could have an adverse effect on the market price of our common stock.


                             Market Risk Disclosure

We are exposed to currency fluctuations, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the Euro. To the extent that these fluctuations affect the value of our investments in our affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in shareholders' equity and in the first half of 2000 showed a positive movement of (euro)1.1 million.

Currency. Currency fluctuations that affect operating cash flows are hedged as a policy. We view exposures on a consolidated basis and sell off or cover excess or short positions, using spot or forward contracts, which are entered into with commercial banks of good standing.

The operations of our subsidiaries are generally financed with debt issued in our subsidiaries' respective functional currencies. Thus, we believe we do not have significant currency exposure related to our borrowings.

Interest Rates. A considerable percentage of our outstanding debt bears interest, which is typically variable in nature. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. Therefore, an adverse change in the average interest rate from 7% to 8% on the portion of our debt bearing interest at variable rates would result in an annual increase in interest expense of approximately
(euro)0.1 million at June 30, 2000 borrowing levels.

The Netherlands, our country of domicile, is one of the countries that participates in the use of the Euro, the new currency unit that has been available since January 1, 1999. Until January 1, 2002, the participating countries will allow both the Euro and local currencies as legal tender. However, we expect that most businesses will convert sooner rather than later, stimulated by the development of a Euro denominated capital market for both public and private funding. Our European operations will therefore use the Euro as their functional currency as soon as possible after its introduction. The actual introduction is not critical for our business but will depend on availability of reliable software for accounting, payroll and other internal functions and will be achieved over a period of time, but before January 1, 2002. The introduction of the Euro will not significantly affect our currency profile or risk as the Euro has a fixed exchange rate against the Netherlands Guilder.

Effective for fiscal year 1999, we changed our reporting currency from Netherlands Guilders to Euros. Prior year balances have been restated based on the fixed exchange rate of (euro)1.00 to Nlg.2.20371. The comparative balances reported in Euros depict the same trends as would have been presented if we had continued to present balances in Netherlands Guilders. Balances for periods prior to January 1, 1999 are not comparable to the balances of other companies that report in Euros but restated amounts from a different currency than Netherlands Guilders due to the fixing of the exchange rate between the Euro and the currencies of participating countries.

                               Cautionary Factors

Some of the information in this report contains forward-looking statements within the meaning of the United States federal securities laws. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology, business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, facility completion dates and product shipment dates. These statements may be found "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Market Risk Disclosure." Forward-looking statements typically are identified by use of terms such as "believe," "anticipate," "estimate," "expect," "intend," "plan," "will," "may" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed below.

OUR REVENUES AND OPERATING RESULTS FLUCTUATE DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECREASE IN THE PRICE OF OUR COMMON SHARES. Our quarterly revenues and operating results have varied significantly due to a number of factors, including:

    - Cyclicality. The semiconductor industry is subject to sudden, extreme, cyclical variations in product supply and demand. In some cases, these cycles have lasted more than a year.

    - Production Capacity Constraints. We have experienced capacity constraints and expect to continue experiencing capacity constraints at our assembly and manufacturing facilities for the foreseeable future. Although we are in the process of completing a new plant in Malaysia and expanding a plant in China and are considering other alternatives to alleviate this issue, including increasing the percentage of outsourced activities to third parties, our capacity will likely remain constrained over the next few quarters until we can bring new capacity on-line.

    - The Length and Variability of the Sales Cycle and Implementation Periods for Our Products. Our products are technologically complex. Customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product's performance and compatibility with the customer's requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. The long sales cycle also subjects us to the risk of making expenditures for anticipated orders long into the future.

     - The Timing of Customer Orders, Cancellations and Shipments. The industry's long sales cycles and the complexity of our products subject us to risks involving customers' budgetary constraints, internal acceptance reviews and cancellations. Consequently, orders expected in one quarter could shift to another because of the timing of customers' purchase decisions.

     - Technological Changes. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological trends have had and will continue to have a significant impact on our business. Our results of operations and ability to remain competitive are largely based upon our ability to accurately anticipate customer and market requirements. Some competitors may be further along or better funded in their research and development of new technology.

     - Disruptions in Sources of Supply. We are currently outsourcing a substantial majority of the manufacturing of our front-end furnace and epitaxial reactors to a single supplier. If our contractor becomes unable to deliver products, we could have a disruption of our operations.

     - Competition. We face competition or potential competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our ability to fund capital requirements and our market share may decline.

     - Exchange Rate Fluctuations. Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements are expressed in Euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of those subsidiaries are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates versus the Euro.

WE DERIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUE FROM SALES TO A SMALL NUMBER OF LARGE CUSTOMERS, AND IF WE ARE NOT ABLE TO RETAIN THESE CUSTOMERS, OR THEY RESCHEDULE, REDUCE OR CANCEL ORDERS, OUR REVENUES WOULD BE REDUCED AND OUR FINANCIAL RESULTS WOULD SUFFER.

WE DEPEND ON KEY PERSONNEL, ESPECIALLY MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY BE DIFFICULT TO ATTRACT AND RETAIN IN THE CURRENT MARKET WHERE COMPETITION FOR PERSONNEL IS INTENSE. OUR OPERATIONS COULD BE NEGATIVELY AFFECTED IF WE LOSE KEY EMPLOYEES OR ARE UNABLE TO ATTRACT AND RETAIN SKILLED EMPLOYEES.

WE ARE DEPENDENT UPON OUR WORLDWIDE SALES AND OPERATIONS; ECONOMIC, POLITICAL, MILITARY, REGULATORY, NATURAL DISASTER OR OTHER EVENTS IN A COUNTRY WHERE WE MAKE SIGNIFICANT SALES OR HAVE SIGNIFICANT OPERATIONS COULD INTERFERE WITH OUR SUCCESS OR OPERATIONS THERE AND HARM OUR BUSINESS.

OUR ABILITY TO COMPETE COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES BY THIRD PARTIES, PARTICULARLY IF OUR INTELLECTUAL PROPERTY RIGHTS ARE CHALLENGED UNDER THE LAW OF FOREIGN JURISDICTIONS WHICH DO NOT HAVE STRONG INTELLECTUAL PROPERTY RIGHTS LAWS. THESE TYPE OF CLAIMS COULD SERIOUSLY HARM OUR BUSINESS OR REQUIRE US TO INCUR SIGNIFICANT COSTS.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS THAT MAY EXPOSE US TO LIABILITIES FOR NONCOMPLIANCE. WE ARE SUBJECT TO A VARIETY OF GOVERNMENTAL REGULATIONS RELATING TO THE USE, STORAGE, DISCHARGE, HANDLING, MANUFACTURE AND DISPOSAL OF THE TOXIC OR OTHER HAZARDOUS CHEMICAL BY-PRODUCTS OF, AND WATER USED IN, OUR MANUFACTURING PROCESSES.

OUR FUTURE NET INCOME AND CASH FLOW WILL BE AFFECTED BY OUR ABILITY TO APPLY OUR NET OPERATING LOSSES, WHICH TOTALED APPROXIMATELY (EURO)275.0 MILLION FOR TAX REPORTING PURPOSES AS OF DECEMBER 31, 1999, AGAINST TAXABLE Income IN FUTURE PERIODS. CHANGES IN TAX LAWS IN THE JURISDICTIONS IN WHICH WE OPERATE MAY LIMIT OUR ABILITY TO UTILIZE OUR NET OPERATING LOSSES

ASM PACIFIC TECHNOLOGY IS A CONSOLIDATED SUBSIDIARY WHICH GENERATES A SIGNIFICANT PORTION OF OUR NET SALES, EARNINGS FROM OPERATIONS AND NET EARNINGS; ALTHOUGH WE CURRENTLY ARE A MAJORITY SHAREHOLDER, WE MAY NOT BE ABLE TO MAINTAIN OUR MAJORITY INTEREST, IN WHICH CASE THERE IS A SIGNIFICANT RISK THAT WE WOULD NO LONGER BE ABLE TO CONSOLIDATE ITS RESULTS OF OPERATIONS WITH OURS, WHICH WOULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON OUR CONSOLIDATED EARNINGS FROM OPERATIONS. ALTHOUGH WE ARE A MAJORITY SHAREHOLDER, ASM PACIFIC TECHNOLOGY IS NOT OBLIGATED TO PAY DIVIDENDS TO US AND MAY TAKE ACTIONS OR ENTER INTO TRANSACTIONS THAT ARE DETRIMENTAL TO US.

OUR AFFAIRS ARE GOVERNED BY OUR ARTICLES OF ASSOCIATION AND BY THE LAWS GOVERNING LIMITED LIABILITY COMPANIES FORMED IN THE NETHERLANDS. AS A RESULT, IT MAY BE DIFFICULT FOR INVESTORS TO SERVE PROCESS WITHIN THE UNITED STATES UPON US OR ENFORCE UNITED STATES COURT JUDGMENTS AGAINST US.

                           Incorporation by Reference

This Form 6-K is hereby incorporated by reference into the Company's Forms F-3 no. 333-11234 and 333-11502 filed with the U.S. Securities and Exchange Commission.

                                  Exhibit List

Exhibit No.                Description                               Incorporated by               Filed Herewith
-----------                -----------                               ---------------               --------------
                                                                      Reference to:
-----------------------------------------------------------------------------------------------------------------
23.1                    Equity Financing Agreement                                                         X
-----------------------------------------------------------------------------------------------------------------
23.2                    Credit Agreement                                                                   X
-----------------------------------------------------------------------------------------------------------------
23.3                    Registration Rights Agreement                                                      X
-----------------------------------------------------------------------------------------------------------------
23.4                    Security Agreement                                                                 X
-----------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ASM INTERNATIONAL N.V.



Date:  September 6, 2000                     By:   /s/ Arthur H. del Prado
                                                   -----------------------------
                                                   Arthur H. del Prado
                                                   President and CEO

                                  Exhibit Index

Exhibit No.                Description                               Incorporated by               Filed Herewith
-----------                -----------                               ---------------               --------------
                                                                      Reference to:
-----------------------------------------------------------------------------------------------------------------
23.1                    Equity Financing Agreement                                                         X
-----------------------------------------------------------------------------------------------------------------
23.2                    Credit Agreement                                                                   X
-----------------------------------------------------------------------------------------------------------------
23.3                    Registration Rights Agreement                                                      X
-----------------------------------------------------------------------------------------------------------------
23.4                    Security Agreement                                                                 X
-----------------------------------------------------------------------------------------------------------------

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